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Exhibit (a)(2)

To Our Stockholders:

        On behalf of the Board of Directors of Health Grades, Inc. ("Health Grades"), I am pleased to inform you that on July 27, 2010, Health Grades agreed to be acquired by Mountain Merger Sub Corp. ("Purchaser"), a direct wholly-owned subsidiary of Mountain Acquisition Corp. ("Parent"), pursuant to the terms of an Agreement and Plan of Merger (the "Agreement") by and among Parent, Purchaser, Mountain Acquisition Holdings, LLC and Health Grades. Parent is a wholly-owned subsidiary of Vestar Capital Partners V, L.P. ("Vestar"), a leading international private equity firm. On August 10, 2010, Purchaser commenced a tender offer to purchase all outstanding shares of common stock of Health Grades at a price of $8.20 per share in cash (net to the holder thereof in cash, without interest and less any required withholding of taxes). Vestar has executed and delivered a commitment letter to Parent obligating Vestar, subject to the terms of the commitment letter, to provide funds sufficient to permit Purchaser to pay for any shares of Health Grades common stock tendered pursuant to the tender offer and to consummate the merger and the other transactions contemplated by the Agreement.

        Unless subsequently extended, the tender offer is scheduled to expire at 9:00 a.m., New York City time, on September 10, 2010. As more fully set forth in the Agreement, the tender offer is conditioned upon, among other things, the receipt of certain regulatory approvals and the acquisition by Purchaser of at least a majority of the shares of Health Grades common stock on a fully-diluted basis pursuant to the tender offer and purchases pursuant to Tender and Support Agreements, dated as of July 27, 2010, by and among Parent, Purchaser, Health Grades and certain executive officers of Health Grades.

        After successful completion of the tender offer, Purchaser will be merged with Health Grades, and any Health Grades common stock not purchased in the tender offer (other than shares of Health Grades common stock that are held by stockholders who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to $8.20 per share (net to the holder thereof, without interest and less any required withholding of taxes).

        The Board of Directors of Health Grades has unanimously (i) determined that each of the Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to, and in the best interests of, Health Grades and its stockholders, (ii) authorized and approved the Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein and in accordance with the Delaware General Corporation Law, and (iii) recommended that the stockholders of Health Grades accept the tender offer, tender their shares of Health Grades common stock pursuant to the tender offer and, if required by the Delaware General Corporation Law, adopt the Agreement and the transactions contemplated thereby.

        A copy of Health Grades' solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Directors' recommendations described above. Also enclosed are Purchaser's offer to purchase, dated August 10, 2010, a letter of transmittal for use in tendering your shares of Health Grades common stock and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares of Health Grades common stock.

        On behalf of the Board of Directors, we thank you for your support.

Sincerely, /s/ Kerry R. Hicks	Health Grades, Inc. 500 Golden Ridge Road, Suite 100 Golden, CO 80401 Tel: (303) 716-0041
Kerry R. Hicks	Fax: (303) 716-6635
Chairman of the Board of Directors and Chief Executive Officer	www.healthgrades.com

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  Exhibit (a)(2)